

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2012

<u>Via Email</u>
Frank J. Lopez
Proskauer Rose, LLP
Eleven Times Square
New York, New York 10036

> **Re: Empire Resources, Inc.**
> **Schedule TO-I filed June 4, 2012**
> **SEC File No. 5-48853**

Dear Mr. Lopez:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted. Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Offer to Purchase for Cash - Important Procedures, page i</u>

1. The disclosure here states that you are "not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so…" Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are limiting participation based on residence in a US state, based on Rule 13e-4(f)(9)(ii), please revise to indicate. In the alternative, revise the disclosure to indicate that tenders will be accepted from all holders of subject securities. Similar revisions should be made to comparable

disclosure appearing on page 29 of the Offer to Purchase in the section entitled "Additional Information; Incorporation by Reference; Miscellaneous." See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

<u>Cautionary Statement Concerning Forward-Looking Statements, page 6</u>

2. Refer to the second to last sentence in the second paragraph in this section. The statement that you undertake no obligation to update or revise any disclosure in this document after the date of the Offer to Purchase is inconsistent with your obligations under Rule 13e-4(c)(3). Please revise.

<u>Certain Conditions of the Offer, page 15</u>

3. In the first sentence of this section, you state that you "may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered…" if any of the listed offer conditions are "triggered." While you may extend the offer and/or waive an offer condition (which may require an extension), it is unclear how else the listed events could otherwise result in a postponement of acceptance, payment or purchase of tendered shares because none of the listed offer conditions other than relating to governmental approvals necessary to consummation of the offer may survive the expiration of the offer. Please revise or advise.

<u>Certain Effects of the Offer, page 18</u>

4. Refer to the last paragraph in this section. Consider revising for the benefit of your shareholders to clarify the effect of this offer, if any, on the company's obligation to file periodic reports with the Commission after the end of the current fiscal year in which it filed a registration statement. Your response should take into account your stated intention to list the shares on a national securities exchange (see our next comment below).

<u>Price Range of Shares and Dividend Policy, page 20</u>

5. You state that you intend to apply for listing on a national securities exchange in the future. Provide an estimated time frame when you expect to do so. If this is expected to affect the market for the shares that you are offering to repurchase, this should be discussed more fully in the appropriate section of the offer materials.

<u>Additional Information; Incorporation by Reference; Miscellaneous, page 29</u>

6. Schedule TO does not expressly permit "forward incorporation by reference" of documents not yet filed with the SEC. If you wish to incorporate by reference to

periodic reports or other filings not yet filed on EDGAR, you must expressly amend the Schedule TO after the filing to do so. Please revise the disclosure on page 30 purporting to incorporate by reference documents not yet filed.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Empire Resources responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions